Filed by SAFLINK Corporation
           Pursuant to Rule 425 under the Securities Act of 1933, as amended and Deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934
                                            Subject Company: Saflink Corporation
                                                    Commission File No.: 0-20270

THE FOLLOWING PRESS RELEASE WAS PUBLISHED ON SEPTEMBER 21, 2000:


FOR IMMEDIATE RELEASE

PRESS CONTACTS:            James W. Shepperd           Glenn Argenbright
                           Chief Financial Officer     Chief Executive Officer
                           SAFLINK Corporation         Jotter Technologies Inc.
                           (425) 881-6766              (415) 616-5875



                SAFLINK CORPORATION AGREES TO ACQUIRE JOTTER.COM

REDMOND, WA AND SAN FRANCISCO, CA (SEPTEMBER 21, 2000) - SAFLINK Corporation (NASDAQ: ESAF), a leading global biometric software provider, and Jotter Technologies Inc., a pioneer in Internet toolbars and agent technology, today announced the signing of a definitive agreement pursuant to which SAFLINK will acquire the Internet utility company. The transaction, which will require a specially scheduled stockholder's meeting, will unite two award-winning software development teams and product lines. It is also expected to significantly enhance the upcoming launch of SAFLINK's Forget Your Password(TM) Internet strategy and product offerings, a new initiative that will make SAFLINK the first company to employ biometric identification to simplify and secure Internet transactions.

Under the terms of the acquisition agreement, Jotter stockholders will receive
10.6 million shares of SAFLINK common stock, $.01 par value, in exchange for all of Jotter's equity securities outstanding on a fully diluted basis. Home Shopping Network, Inc. and RMS Limited Partnership have agreed to convert their SAFLINK Series A and Series D preferred shares into common and will vote in favor of the acquisition. Following conversion of the outstanding preferred stock and prior to completion of the transaction, HSN and RMS will own approximately 56% of SAFLINK's issued and outstanding common stock. Holders of a majority of the outstanding stock of Jotter have also agreed to vote in favor of the transaction. The completion of the transaction is subject to customary conditions and approval by the shareholders of both companies.

"The combination of the two companies and their innovative technologies creates an entirely new category of Internet utility that will make accessing and sharing information with protected web destinations more convenient and secure," said Jeffrey P. Anthony, Chairman and CEO of SAFLINK Corporation. "The integration effort has already begun and we believe that our new `convenience, security and privacy' tools will be favorably received when they hit the Internet mainstream later this year."

Glenn Argenbright, CEO of Jotter.com, stated "The areas of expertise of these two companies create an extraordinary synergy. The Web convenience and wallet functions offered by Jotter, combined with the biometric security and privacy offered by SAFLINK, made for a perfect match. We are very excited to share and enhance SAFLINK's leading edge mission to bring biometrics to the Internet. Both businesses and consumers will benefit from this combination in a way that no other company to date has been able to provide."

Jotter Technologies Inc. was founded in 1998 and has 25 employees in the United States and Canada. The company's flagship product is a client-side Personal Internet Assistant that provides fast, user-friendly, value-added functionality that gives consumers greater control of the information that they send and receive on their PC. Called the "Swiss Army Knife of the Internet" by Yahoo, the freely downloadable Jotter software contains a full suite of convenient and easy-to-use tools, including an e-wallet, form-filler, and customizable news ticker tape that significantly enhances and personalizes each user's online experience. More than 200,000 copies have been downloaded since Jotter's April 1999

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launch and the product has won numerous awards, including a distinguished 5-star rating from ZD Net and the "best digital wallet on the Internet" by PC World. Jotter can be downloaded for free at (WWW.JOTTER.COM).

SAFLINK Corporation, based in Redmond, Washington, brings "Forget your Password" solutions to the Internet Economy and enterprise networks through biometrics. The company provides cost-effective multi-biometric software solutions to verify individual identity, to protect business and personal information, and to replace passwords and PINs in order to safeguard and simplify access to electronic systems and enable new online services for customers. Further information is available through the company's web site (WWW.SAFLINK.COM).

All brands and products referenced herein are acknowledged to be trademarks, registered trademarks or service marks of their respective holders.

The aforementioned remarks contain forward-looking statements that involve risks and uncertainties including without limitation those related to completion of the merger of SAFLINK and Jotter Technologies, and the ability of SAFLINK and Jotter to complete and market new products. The Companies' actual results could differ materially from those discussed above.

PR 00-016